1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 18, 2009

VIA EDGAR

Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds

File Nos. 33-12113, 811-05028

Dear Mr. Thompson:

In a February 26, 2009 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 188 (“Amend. No. 188”) to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PIMCO Funds (the “Registrant”), as filed on January 2, 2009, to register Institutional Class, Administrative Class and Class P shares of the PIMCO Long-Term Credit Fund (the “Fund”), a new series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1:     The first paragraph under the “Principal Investments and Strategies” section currently notes that the “average portfolio duration of the Fund normally varies within two years (plus or minus) of the duration of the Fund’s benchmark, the Barclays Capital U.S. Long Credit Index, which as of [            ], was [    ] years.” Pursuant to Rule 35d-1 under the 1940 Act, disclosure should be added to the “Principal Investments and Strategies” section that the Fund, whose name contains the phrase “long-term,” will maintain an average dollar-weighted portfolio maturity of more than ten years.

Response:     Previously, the Staff has given a similar comment to the Registrant’s Post-Effective Amendment No. 108, as filed on April 16, 2004 and the Registrant’s Post-Effective Amendment No. 178, as filed on October 1, 2008, each with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 108 and 178.1

[1]

See Letter from Frederick B. Lohr to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 108, at 3 (July 30, 2004); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 178, at 3 (Feb. 26, 2009).

US    Austin    Boston    Charlotte    Hartford    New York    Newport Beach    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC    EUROPE Brussels    London    Luxembourg    Munich    Paris    ASIA    Beijing    Hong Kong

Brion Thompson March 18, 2009 Page 2

As you are aware, duration is a measure of a bond’s price sensitivity to interest rate risk that considers the coupon rate, the coupon payment frequency, the stated maturity date and potential prepayments before the stated maturity date. Duration is calculated formulaically by computing the present value of a bond’s future cash flows, discounted at an appropriate market rate of interest that is adjusted for embedded credit risks and the estimated life of the bond. The duration of a bond will be lower than its maturity (except for a non-callable zero coupon bond, for which the stated maturity date will be equal to the bond’s duration). Duration is typically stated in years, and has been interpreted to be the weighted average time in years for the receipt on a present value basis of the cash flows of a bond.

Call or sinking fund features can reduce a bond’s duration in years to an amount that may be substantially below that of the stated maturity. For example, most municipal bonds have call features that permit the issuer to call a bond after a designated non-call period, typically 10 years. In an extreme case, where the prevailing yields are below that of a bond’s coupon rate and the non-call period has either expired or has a relatively short time period remaining, the duration of the callable bond will be substantially below that of its remaining time to the stated maturity date. Under these circumstances, the duration of the callable bond will be quite short – one year or less – although the stated maturity date may range up to 20 years.

The Registrant will add disclosure that the duration of the Fund’s benchmark was, as of February 28, 2009, 10.76 years. Given the fact that the duration of a particular bond may be substantially less than the length of time until its maturity, the Registrant believes that its disclosure is consistent with Rule 35d-1. Further, the Registrant will add disclosure to state: “For point of reference, the dollar-weighted average portfolio maturity of the Fund is normally expected to be more than ten years.”

Comment 2:     The “Principal Investments and Strategies” section currently states: “Consistent with other investment limitations, the Fund may invest, without limitation, in preferred stocks.” Discuss, as a principal risk of the Fund, the risk of investing in preferred stocks.

Response:     In the “Fund Summary” section, the Registrant currently lists “Equity Risk” as a principal risk of investing in the Fund. The description of Equity Risk in the “Summary of Principal Risks” section, in turn, discusses the risks associated with investments in preferred stocks. Accordingly, the Registrant believes that the current disclosure is appropriate.

Comment 3:     In the “Fund Summary” section, the Registrant identifies the Fund’s principal risks in a bullet-point format with cross references to summary descriptions in the “Summary of Principal Risks” section. Item 2(c)(1) of Form N-1A, however, calls for a “narrative” risk disclosure. Therefore, it is the Staff’s view that the Principal Risks section of the Fund Summary

Brion Thompson March 18, 2009 Page 3

should be expanded to include a more narrative description and a summary of the principal risks, rather than a bullet-point identification of those risks.

Response:     Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 117, as filed on May 27, 2005 and the Registrant’s Post-Effective Amendment No. 179, as filed on October 3, 2008, each with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 117 and 179.2

The Registrant has been using the bullet-point risk disclosure in all of their combined and stand-alone prospectuses since 1999. See, e.g., Letter from Keith T. Robinson to Keith Gregory, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 45, at 6 (July 23, 1999). General Instruction C(1)(a) of Form N-1A provides: “The requirements of Form N-1A are intended to promote effective communication between the Fund and prospective investors. A Fund’s prospectus should clearly disclose the fundamental characteristics and investment risks of the Fund, using concise, straightforward, and easy to understand language. A Fund should use document design techniques that promote effective communication.”

The Registrant believes that the bullet-point approach used in the “Principal Risks” section clearly and effectively identifies the Fund’s principal risks and is consistent with the intent of Form N-1A, as evidenced in General Instruction C(1)(a). The bullet-points concisely identify for shareholders the types of risks that affect an investment in the Fund and make it easy for shareholders to find the more detailed descriptions of those risks and to compare the principal risks of the Registrant’s various series at a glance. Further, this approach avoids the over-simplification of risk descriptions that may arise if the Registrant were to attempt to squeeze risk descriptions within the Fund Summary.

Comment 4:     A section entitled “Summary Information” precedes the Fund’s Risk/Return Summary. Pursuant to General Instruction C(3)(a) of Form N-1A, this section should be moved to a point after the Fund’s Risk/Return Summary.

Response:     Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 117, as filed on May 27, 2005 and the Registrant’s Post-Effective Amendment No. 170, as filed June 13, 2008, each with respect to other series of the Registrant. The

[2]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 117, at 1 (July 26, 2005) (“Amend. No. 117 Letter”); Letter from Megan C. Johnson to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 179 , at 1 (Dec. 16, 2008) (“Amend. No. 179 Letter).

Brion Thompson March 18, 2009 Page 4

Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 117 and 170.3

General Instruction C(3)(a) of Form N-1A specifies that the information required by Items 2 and 3 (the Risk/Return Summary) must not be preceded by any other information, except the cover page. The Staff has, however, relaxed this requirement for combined prospectuses. The current format of the Fund’s stand-alone Prospectuses reflects the general format of the Registrant’s other combined prospectuses. In the Registrant’s other combined prospectuses, a summary of information about certain important investment characteristics of each fund, as well as a list of the main defined terms, appears before the Risk/Return Summaries. The Registrant believes that maintaining this format in its stand-alone prospectus complements the investor’s familiarity with the standard PIMCO prospectus format and allows investors to easily compare funds across the various prospectuses.

Furthermore, in the present case, the Fund will only be offered under a separate stand-alone prospectus for a limited period until the Fund can be integrated into one of the combined cluster prospectuses in connection with a future update of the PIMCO prospectuses.

Comment 5:     In the “Fund Summary” section, the Registrant currently lists “Short Sale Risk” as a principal risk of investing in the Fund. The “Principal Investments and Strategies” section, however, does not discuss engaging in short sales as a principal investment strategy of the Fund. Please confirm whether engaging in short sales is a principal investment strategy of the Fund and, if so, include a discussion of this strategy in the Fund Summary.

Response:     Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 163, as filed April 10, 2008, with respect to another series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the comment on Post-Effective Amendment No. 163.4

Short selling is not a principal investment strategy of the Fund. As disclosed in the revised “Characteristics and Risks of Securities and Investment Techniques—Short Sales” section of the Prospectuses, however, the Fund may engage in short selling to the extent permitted by the 1940 Act and rules and interpretations thereunder. When the Fund engages in short selling, the Fund will be subject to “Short Sale Risk” as noted in the Fund Summary. Given the anticipated nature

[3]

See Amend. No. 117 Letter at 10; Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 170, at 1 (Aug. 25, 2008).

[4]

See Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 163, at 4 (June 23, 2008).

Brion Thompson March 18, 2009 Page 5

of short sale positions and the level of attendant risk, the Registrant believes that the current disclosure is appropriate.

Comment 6:     In the “Fund Summary” section, the Registrant currently lists “Short Sale Risk” as a principal risk of investing in the Fund. Please confirm whether the “Other Expenses” line item under the “Annual Fund Operating Expenses” table will include dividend expenses paid on short sales.

Response:     The Registrant will include dividend expenses paid on short sales, to the extent any securities shorted pay dividends, in the “Other Expenses” line item under the “Annual Fund Operating Expenses” table.

Comment 7:     The “Management of the Fund” section currently states: “A discussion of the basis for the Board of Trustees’ approval of the Fund’s investment advisory contract will be available in the Fund’s annual or semi-annual report to shareholders.” Please revise the disclosure to clarify the period that such annual or semi-annual report will cover.

Response:     Comment accepted. The Registrant will revise the disclosure to state: “A discussion of the basis for the Board of Trustees’ approval of the Fund’s investment advisory contract will be available in the Fund’s annual report to shareholders for the fiscal year ending March 31, 2009.”

Comment 8:     The “Characteristics and Risks of Securities and Investment Techniques – Investment in Other Investment Companies” section states that the Fund “may elect to pursue its investment objective by investing directly in securities, or by investing in one or more underlying investment vehicles or companies that have substantially similar investment objectives and policies of the Fund.” Instruction 3(f) to Item 3 of Form N-1A provides that “[i]f the Fund (unless it is a Feeder Fund) invests in shares of one or more Acquired Funds, add a subcaption to the ‘Annual Fund Operating Expenses’ portion of the table directly above the subcaption titled ‘Total Annual Fund Operating Expenses.’ Title the additional subcaption: ‘Acquired Fund Fees and Expenses.’” If applicable, the Fund should include a line item for “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table.

Response:     Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 152, as filed on June 8, 2007 and the Registrant’s Post-Effective Amendment No. 179, as filed on October 3, 2008, each with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 152 and 179.5

[5]

See Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 152, at 3 (Aug. 10, 2007); Amend. No. 179 Letter at 2.

Brion Thompson March 18, 2009 Page 6

The Fund has not commenced operations and, therefore, has not incurred any “Acquired Fund Fees and Expenses.” The Registrant has estimated that, for the next year and once the Fund is operational, less than 1 basis point of the Fund’s expenses would be attributable to “Acquired Fund Fees and Expenses” associated with investments in other investment companies and therefore has not added an “Acquired Fund Fees and Expenses” line item to the Fund’s “Annual Fund Operating Expenses” table. Should the Fund’s investment strategy change and Acquired Fund Fees and Expenses amount to 1 basis point or more of the Fund’s expenses, the fee table will be revised to include the applicable Acquired Fund Fees and Expenses disclosures.

Statement of Additional Information

Comment 9:    The Staff notes that Item 11(f)(2) of Form N-1A requires the Registrant to describe and provide certain information regarding any on-going arrangements to make available information about the Funds’ portfolio securities of the Registrant’s series to any person, including the identity of the persons who receive information pursuant to such arrangements. The “Disclosure of Portfolio Holdings” section of the Statement of Additional Information should meet the requirements of Item 11(f)(2).

Response:     Comment accepted. Disclosure will be added to the Statement of Additional Information to reflect that Moody’s currently has an arrangement with the Funds to receive portfolio holdings on an on-going basis.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning Amend. No. 188 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3376 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Christopher S. Ha

Christopher S. Ha

cc:	J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

March 18, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 188 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on January 2, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Christopher S. Ha at (202) 261-3376 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Ernest L. Schmider

Ernest L. Schmider

President

cc:	Brendan C. Fox

Christopher S. Ha

J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng